Exhibit 99.1

AEGON to Sell Closed UK Life Insurance Business Guardian

In line with its strategic objective to optimize its portfolio of businesses, AEGON has decided to sell its UK-based Guardian life and pension business for a total cash consideration of GBP 275 million to Cinven, a European private equity group. Guardian, which manages over 300,000 life insurance policies in the United Kingdom, has been closed to acquiring new business since 2001.

AEGON Asset Management has entered into a long-term agreement with Cinven and will continue to manage the assets of Guardian which total GBP 7.4 billion.

“Consistent with actions over the past three years to dispose of, or run-off, certain businesses deemed non-core, AEGON has concluded that managing the closed business of Guardian companies no longer fits with our strategic objectives,” says Jan Nooitgedagt, AEGON’s CFO. “We remain committed to the United Kingdom and to maximizing the opportunities of AEGON’s chosen markets, Workplace Savings and At Retirement, which includes individual protection.”

The book value of the Guardian business amounted to GBP 271 million as per June 30, 2011, while the embedded value amounted to GBP 322 million. Underlying earnings before tax totaled GBP 23 million in 2010.

Guardian, based in Lytham, England, employs approximately 170 people, and for most, their employment arrangements will be transferred to the buyer upon completion of the sale of the business.

The transaction is expected to close in the fourth quarter of 2011 and is subject to regulatory approval.

About AEGON

As an international life insurance, pension and asset management company based in The
Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia.
AEGON companies employ approximately 26,500 people and have some 40 million customers across the globe.

    Contact information

    Media relations:

    Greg Tucker

    +31(0)70 344 8956

    gcc-ir@aegon.com

    Investor relations:

    Willem van den Berg

    +31 (0)70 344 8305

    877 548 9668 – toll free USA only

    ir@aegon.com

    www.aegon.com

Key figures - EUR	Q2 2011	Full year 2010
Underlying earnings before tax	401 million	1.8 billion
New life sales	431 million	2.1 billion
Gross deposits	6.7 billion	33 billion
Revenue-generating investments (end of period)	391 billion	413 billion

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.